July 15, 2024

Hunter Horsley
President and Treasurer
Bitwise Ethereum ETF
c/o Bitwise Investment Advisers, LLC
250 Montgomery Street, Suite 200
San Francisco, CA 94104

        Re: Bitwise Ethereum ETF
            Amendment No. 3 to Registration Statement on Form S-1
            Filed July 3, 2024
            File No. 333-278308
Dear Hunter Horsley:

       We have reviewed your amended registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 28, 2024 letter.

Amendment No. 3 to Registration Statement on Form S-1
Risk Factors
The digital asset trading platforms on which ether trades..., page 33

1. We note that in response to prior comment 2, you have added disclosure stating that to the extent digital asset trading platforms are regulated, such platforms may not be in compliance with applicable regulations. Please revise this disclosure to clarify that digital asset trading platforms may be subject to regulation but not in compliance.
 July 15, 2024
Page 2

       Please contact Michelle Miller at 202-551-3368 or Jason Niethamer at 202-551-3855 if
you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Crypto
Assets
cc:   Richard Coyle